

07004221

SECURI. .ON
Washington, D.C. 20549

BD 3/13

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44462

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capwest Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3900 S. Wadsworth Blvd. Suite 590
(No. and Street)

Lakewood, Colorado 80123
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Comiskey & Company, P.C.
(Name – *if individual, state last, first, middle name*)

789 Sherman Street Suite 385 Denver, CO 80203
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 21 2007
THOMSON FINANCIAL



SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2007
WASH, D.C.
185

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Debra H. White, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capwest Securities, Inc., as of December 31, 2006, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


JODY L. RUCH
NOTARY
PUBLIC
STATE OF COLORADO

Signature

President

Title

Notary Public

My Commission Expires 01/07/2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Comiskey Professional Corporation
&Company

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholder
CapWest Securities, Inc.
Lakewood, Colorado

We have audited the accompanying statement of financial condition of CapWest Securities, Inc. (the "Company") as of December 31, 2006, and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CapWest Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital Under Rule 15c3-1 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 as of December 31, 2006 are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Denver, Colorado
January 31, 2007

Comiskey & Company
PROFESSIONAL CORPORATION

Certified Public Accountants & Consultants

789 Sherman Street• Suite 385• Denver, CO 80203
(303) 830-2255 • Fax (303) 830-0876 • info@comiskey.com • www.comiskey.com

CapWest Securities, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 355,996
Commissions receivable	704,769
Deposits	8,306
Prepaid expenses	54,337
TOTAL ASSETS	$ 1,123,408
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Commissions payable	$ 676,771
Accounts payable	8,200
Corporate income taxes payable	10,000
Total current liabilities	694,971
STOCKHOLDER'S EQUITY	
Common stock, $0.01 par value; 10,000 shares authorized; 1,000 shares issued and outstanding at December 31, 2006	10
Additional paid-in capital	69,763
Retained earnings	358,664
Total stockholder's equity	428,437
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,123,408

The accompanying notes are an integral part of the financial statements.

CapWest Securities, Inc.
STATEMENT OF OPERATIONS
For the year ended December 31, 2006

REVENUES	
Commissions	$ 13,746,706
Interest income	5,112
Other income	87,244
Total income	13,839,062
EXPENSES	
Commissions	11,963,148
General and administrative	339,079
Management fees - related party	1,346,000
Total expenses	13,648,227
NET INCOME BEFORE INCOME TAX	190,835
Income tax expense	(40,809)
NET INCOME	$ 150,026

The accompanying notes are an integral part of the financial statements.

CapWest Securities, Inc.
STATEMENT OF STOCKHOLDER'S EQUITY
For the year ended December 31, 2006

	Common Stock		Additional		Total
	Number of shares	Amount	Paid - in capital	Accumulated deficit	stockholder's equity
Balances, January 1, 2006	1,000	$ 10	$ 69,763	$ 208,638	$ 278,411
Net income	-	-	-	150,026	150,026
Balances, December 31, 2006	1,000	$ 10	$ 69,763	$ 358,664	$ 428,437

The accompanying notes are an integral part of the financial statements.

CapWest Securities, Inc.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 150,026
Adjustments to reconcile net income to net cash flows from operating activities:	
Increase in receivables from non-customers	-
Increase in accounts receivable - related party	-
Increase in commission receivable	238,140
Increase in income tax payable	(114,489)
Increase in deposits	(3,216)
Decrease in prepaid expenses	(15,110)
Decrease in accounts payable	7,564
Decrease in commissions payable	(647,948)
Net cash flows from operating activities	(385,033)
CASH FLOWS FROM INVESTING ACTIVITIES	
Net cash flows from investing activities	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Net cash flows from financing activities	-
NET INCREASE IN CASH AND CASH EQUIVALENTS	(385,033)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	741,028
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 355,996

SUPPLEMENTAL SCHEDULE OF OTHER CASH AND NON CASH INFORMATION:

Cash paid for interest	$ 18
Cash paid for income taxes	$ 110,889

The accompanying notes are an integral part of the financial statements.

CapWest Securities, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

1. Summary of Significant Accounting Policies

Nature of Business

CapWest Securities, Inc. (the "Company"), a Colorado corporation, was incorporated in 1991 to provide security brokerage and related services as set forth by the Securities and Exchange Commission and National Association of Securities Dealers, Inc. ("NASD"). The Company does not maintain or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by either Pershing Securities, inc. or Southwest Securities, Inc. on a fully-disclosed basis. Pershing Securities, Inc. and Southwest Securities, Inc. make and keep such records of transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker/dealer pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934, as amended. Pershing Securities, Inc. and Southwest Securities, Inc. also perform all services customarily incident therein, including preparation and distribution of customer confirmations, customer statements, and maintenance of margin requirements.

Method of Presentation

The Company has elected to present the statement of financial condition separating assets and liabilities between current and non-current categories. The presentation is in accordance with generally accepted accounting principles, but is often not used by members of the brokerage industry.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company's cash and cash equivalents are in demand deposit accounts placed with federally insured financial institutions. Such deposit accounts at times may exceed federally insured limits. The Company has not experienced any losses on such accounts.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all money market accounts and highly liquid debt investments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Securities transactions, including the resulting commission revenue and expense, are recorded on a trade-date basis. Front-end commissions on mutual fund sales are recorded in full on the trade date. The 12b-1 fees are recognized upon receipt and the related commission expenses are accrued ratably as these fees are received.

CapWest Securities, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

1. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years. The Company and its parent file a consolidated income tax return. Income tax expense in the Company's income statement has been allocated on the basis of the Company's earnings as a percentage of total consolidated earnings, as adjusted for temporary tax differences.

2. Clearing Deposit

The Company maintains a $40,536 deposit with its clearing broker/dealer and has provided a security interest with respect to the amount deposited. The deposit is fully refundable and is included in the accompanying financial statements in the category cash and cash equivalent.

3. Leases

Effective August 2005, the Company leases office space under a non-cancelable operating lease through November 2009 requiring escalating monthly payments plus a percentage of common area charges. The Company subleases office space to certain of its brokers on a month to month basis. Sublease income has been netted against rental expense. Rent expense for 2006 totaled $64,060. Future minimum lease payments for the next five years are as follows:

Year ended December 31,	
2007	94,360
2008	97,128
2009	91,361
2010	-
2011	-

4. Related Party Transactions

The Company has a management fee agreement with its sole stockholder, Capstone Financial Group, Inc. ("Capstone"). Management fees paid to Capstone during 2006 totaled $1,346,000. The amount payable to Capstone as of December 31, 2006 was $0.

Debra White, the Secretary/Treasurer, is the guarantor in the Clearing Broker Agreement with Pershing Securities Inc. and Southwest Securities, Inc., as well as the Company's office lease.

CapWest Securities, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

5. Income Taxes

The Company files a consolidated Federal income tax return with its parent, Capstone Financial Group, Inc. As of December 31, 2006, the Company has contributed approximately $178,000 to the consolidated taxable income. Income tax expense allocated to the Company is based upon the ratio that taxable income contributed by the Company bears to the total consolidated taxable income for the year.

The components of income tax expense are:

Income taxes currently paid or payable	$ 65,011
2005 Tax benefit contributed by Capstone Financial Group	(25,325)
Other	1,123
Provision for income taxes	$ 40,809

The Company has no significant temporary differences between its financial accounting method and its tax basis of accounting: consequently, deferred taxes have not been recorded.

6. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provision. As of December 31, 2006, the Company had net capital and minimum net capital requirements of $309,277 and $47,434, respectively. The net capital ratio (aggregate indebtedness to net capital) was 2.30 to 1. In accordance with Rule 15c3-1, the net capital ratio may not exceed 15 to 1.

CapWest Securities
Schedule of Computation of Net Capital
Under Rule 15c3-1 of the SEC
December 31, 2006

Computation of Net Capital

1	Total ownership equity from Statement of Financial Condition		$ 428,437
2	Deduct ownership equity not allowable for Net Capital		-
3	Total ownership equity qualified for Net Capital		$ 428,437
4	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
	B. Other (deductions) or allowance credits (list)		-
5	Total capital and allowable subordinated liabilities		$ 428,437
6	Deductions and/or changes:		
	A. Total nonallowable assets from Statement of Financial Condition	$ 115,560	
	B. Secured demand note deficiency	-	
	C. Commodity future contracts and spot commodities-proprietary capital charges	-	
	D. Other deductions and/or charges	-	
			$ (115,560)
7	Other additions and/or allowable credits		-
8	Net capital before haircuts on securities positions		$ 312,877

The accompanying notes are an integral part of the financial statements.

CapWest Securities, Inc.
Schedule of Computation of Net Capital
Under Rule 15c3-1 of the SEC
(Continued)
December 31, 2006

Computation of Net Capital (continued)

9 Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):		
A. Contractual securities commitments	$ -	
B. Subordinated securities borrowings	-	
C. Trading and investment securities:		
1 Exempted securities	-	
2 Debt securities	-	
3 Options	-	
4 Other securities	-	
D. Undue concentration	-	
E. Other	-	
		-
10 Net Capital		312,877
Computation of Basic Net Capital Requirements		
11 Mimimun net capital required (6-2/3 % of line 18)		46,331
12 Mimimum dollar net capital requirement of reporting broker or dealer		5,000
13 Net capital requirement (greater of line 11 or 12)		46,331
14 Excess net capital (line 10 less line 13)		266,546
15 Excess net capital at 1000% (line 10 less 10% of line 16)		243,380

The accompanying notes are an integral part of the financial statements.

CapWest Securities, Inc.
Schedule of Computation of Net Capital
Under Rule 15c3-1 of the SEC
(Continued)
December 31, 2006

Computation of Aggregrate Indebtedness

16	Total Aggregate Indebtedness liabilities from Statement of Financial Condition		$ 694,971
17	Add:		
	A. Drafts for immediate credit	$ -	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	-	
	C. Other unrecorded amounts	-	
			$ -
18	Total aggregate indebtedness		$ 694,971
19	Percentage of aggregate indebtedness to net capital		222%
20	Percentage of debt to debt-equity total computed in accordance with rule 15c3-1(c)		0%

Computation of Alternative Net Capital Requirement

The "Computation of Alternative Net Capital Requirement" is not applicable and, therefore, items 22 through 26 have not been included.

CapWest Securities, Inc.
NOTES TO COMPUTATION OF NET CAPITAL
December 31, 2006

1. **Basis of Presentation**
The Company's unaudited Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (the"Schedule") previously filed with Part IIA for the year ended December 31, 2004 included the following potentially material differences:

2. **Total Ownership Equity**
The difference between the Company's unaudited ownership equity and the audited amount is reconciled as follows:

The Company's unaudited total ownership equity	$	438,437
Adjustment to corporate income taxes payable		(10,000)
		-
Audited total ownership equity	$	428,437

3. **Total Aggregate Indebtedness Liabilities**
The difference between the Company's unaudited aggregate indebtedness liabilities and the audited amount is reconciled as follows:

The Company's unaudited aggregate indebtedness liabilities	$	684,971
Adjust income tax payable		10,000
		-
Audited total aggregate indebtedness liabilities	$	694,971

4. **Excess of Net Capital Computation**

The difference between the Company's unaudited net capital and the audited amount is reconciled as follows:

Net Capital as reported in the Company's Part II, Focus Report	$	322,877
Audit adjustments:		
Adjust aggregate indebtedness liabilities		(10,000)
		-
Audited Net Capital Computation	$	312,877
Audited Minimum Net Capital Required	$	46,331
Audited Excess Net Capital	$	266,546
Audited Excess Net Capital at 1,000%	$	243,380

CapWest Securities, Inc.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SEC
December 31, 2006

CapWest Securities, Inc. is exempt under Rule 15c3-3 in accordance with Section (k)(2) of the Securities and Exchange Act of 1934. All customer transactions are cleared through another broker/dealer on a fully-disclosed basis. During the year ended December 31, 2006, the Company cleared customer transactions through Pershing Securities, Inc. and Southwest Securities, Inc.

The accompanying notes are an integral part of the financial statements.

Comiskey Professional Corporation
&Company

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
CapWest Securities, Inc.
Lakewood, Colorado

In planning and performing our audit of the financial statements of CapWest Securities, Inc. for the year ended December 31, 2006, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by CapWest Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of Aggregate Indebtedness (or Aggregate Debits) and Net Capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and other practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants & Consultants

789 Sherman Street• Suite 385• Denver, CO 80203
(303) 830-2255 • Fax (303) 830-0876 • info@comiskey.com • www.comiskey.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5
(CONTINUED)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structures, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Denver, Colorado
January 31, 2007


PROFESSIONAL CORPORATION

END